# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Adaptimmune Therapeutics Plc, CIK 0001621227
CUSIP: 00653A107
Title of class of securities: Ordinary Shares, (pound).001 par value per share
Address of issuer's principal executive offices: 60 Jubilee Avenue, Milton Park, Abingdon, Oxfordshire, United Kingdom (X0), OX14 4RX
Date of event which requires filing of this statement: 08/15/2025
Amends the filing with accession number 0001072613-18-000476
Filed by CIK 0001544328
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410) 842-4000

## Reporting persons
- New Enterprise Associates 14, L.P. (CIK 0001544328): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- NEA Partners 14, L.P. (CIK 0001551531): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- NEA 14 GP, LTD (CIK 0001551532): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- Patrick J. Kerins (CIK 0001235112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (pound).001 par value per share
Name of issuer: Adaptimmune Therapeutics Plc
Address of issuer's principal executive offices: 60 Jubilee Avenue, Milton Park, Abingdon, Oxfordshire, United Kingdom (X0), OX14 4RX
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends the Schedule 13D originally filed on September 17, 2018 (the "Schedule 13D"), Amendment No. 1 thereto filed on March 30, 2023 ("Amendment No. 1") and Amendment No. 2 thereto filed on April 2, 2024 ("Amendment No. 2"), and relates to the ordinary shares, (pound).001 par value (the "Ordinary Shares"), including Ordinary Shares represented by American Depositary Shares (the "ADS"), with each ADS representing six Ordinary Shares, of the Issuer.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto).

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 14, L.P. ("NEA 14") and New Enterprise Associates 16, L.P. ("NEA 16" and collectively with NEA 14, the "Funds"); NEA Partners 14, L.P. ("NEA Partners 14"), which is the sole general partner of NEA 14, and NEA Partners 16, L.P. ("NEA Partners 16" and collectively with NEA Partners 14, the "GPLPs"), which is the sole general partner of NEA 16; NEA 14 GP, LTD ("NEA 14 GP"), which is the sole general partner of NEA Partners 14, and NEA 16 GP, LLC ("NEA 16 GP" and, collectively with the GPLPs and NEA 14 GP, the "Control Entities"), which is the sole general partner of NEA Partners 16; and Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Patrick J. Kerins ("Kerins"), Mohamad H. Makhzoumi ("Makhzoumi") and Scott D. Sandell ("Sandell") (together, the "Managers").

Baskett, Florence, and Sandell (the "Dual Managers") are directors of NEA 14 GP and managers of NEA 16 GP. Kerins is a director of NEA 14 GP (the "NEA 14 Director"). Florence, Makhzoumi, and Sandell are also members of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of the Funds, each Control Entity, Kerins and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 14 is to act as the sole general partner of NEA 14. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA 14 GP is to act as the sole general partner of NEA Partners 14. The principal business of NEA 16 GP is to act as the sole general partner of NEA Partners 16. The principal business of each of the Managers and the Executive Committee is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership. NEA 14 GP is a Cayman Islands exempted company. Each of NEA 16 and NEA Partners 16 is a Delaware limited partnership. NEA 16 GP is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Ordinary Shares that were effected by the Reporting Persons during the past 60 days. Depending on market conditions and other factors, the Funds and other Reporting Persons may dispose of additional shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of August 18, 2025, NEA 14 is the record owner of 4 Ordinary Shares (the "NEA 14 Shares"). As the general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP may be deemed to own beneficially the NEA 14 Shares. As directors of NEA 14 GP each of the Dual Managers and the NEA 14 Director may be deemed to own beneficially the NEA 14 Shares. As an individual member of the Executive Committee, which committee has been delegated certain approval rights with respect to dispositions of the NEA 14 Shares, Makhzoumi may also be deemed to own beneficially the NEA 14 Shares.

As of August 18, 2025, NEA 16 is the record owner of 0 Ordinary Shares.

Collectively, the Funds now hold a total of 4 Ordinary Shares (the "Firm Shares"). By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of the Funds and the Control Entities may be deemed to share the power to direct the disposition and vote of the Firm Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated for each Reporting Person based on the 1,590,309,546 Ordinary Shares reported by the Issuer to be outstanding as of August 11, 2025, on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Ordinary Shares that were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 15, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Schedule A: Transactions during the past 60 days.

Exhibit 3 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/19/2025)
- New Enterprise Associates 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA Partners 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA Partners 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA 14 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA 14 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/19/2025)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/19/2025)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/19/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/19/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (08/19/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (08/19/2025)
- Patrick J. Kerins: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Patrick J. Kerins (08/19/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (08/19/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D.Sandell (08/19/2025)
Comment: This Amendment No. 3 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 3.